Exhibit 99.1

Nanox Announces its First Quarter of 2022 Financial Results and

Provides Business Update

Reports progress towards global supply chain development

Ended the first quarter of 2022 with cash and marketable securities of $139.5 million

Management to host conference call and webcast today, May 19, 2022 at 8:30 AM ET

NEVE ILAN, Israel—May 19, 2022 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the first quarter ended March 31, 2022 and provided a business update.

First Quarter Highlights and Recent Developments:

●	Generated $1.8 million in revenues in the quarter, compared to no revenue in the first quarter of 2021, and a 38% increase from $1.3 million in the fourth quarter of 2021.

●	Reported accelerated growth in the teleradiology business in the quarter, driven by an increased customer base and organic growth from existing customers.

●	In April 2022, Nanox.AI announced its tenth FDA clearance, in this case for its HealthOST device, an AI-powered software that assists clinicians in evaluating vertebral compression fractures and low bone density.

●	Recently initiated the process of contracting with a Notified Body in the European Union for the purpose of pursuing the CE mark designation.

“I am pleased with our team’s performance as we continued to make progress on multiple fronts during the first quarter of 2022,” said Erez Meltzer, Nanox Chief Executive Officer. “We saw accelerated growth in our first full quarter of revenue generation, Nanox.AI signed a new hospital system contract and secured its tenth FDA clearance to complement its 11 CE mark designations. And finally, we are placing a high priority on our dialogue with the FDA and subsequent formal 510(K) submission, while also initiating the process to secure the CE mark in the European Union, in each case, for the multi-source Nanox.ARC.”

Financial results for three months ended March 31, 2022

For the three months ended March 31, 2022, the Company reported revenue of $1.8 million, compared to none for the three months ended March 31, 2021. During the three months ended March 31, 2022, the Company generated revenues through the sales of radiology services and the sales of AI solutions. The Company’s gross loss during the three months ended March 31, 2022, totaled $1.9 million. The Company’s revenue from teleradiology services for the three months ended March 31, 2022 was $1.7 million with a gross profit of $0.1 million. The Company’s revenue from its AI solutions for the three months ended March 31, 2022 was $0.1 million with a gross loss of $2.0 million. Non-GAAP cost of revenue of the Company’s teleradiology services for the three months ended March 31, 2022 was $1.1 million, as compared to none for the three months ended March 31, 2021, resulting in a non-GAAP gross profit of $ 0.7 million for the three months ended March 31, 2022, which represents a gross profit margin of approximately 39% on a non-GAAP basis. The Company’s non-GAAP gross profit from its AI solutions for the three months ended March 31, 2022 was $0.0 million.

For the three months ended March 31, 2022, the Company reported a net loss of $21.7 million, compared to a net loss of $12.7 million for the three months ended March 31, 2021, largely due to expenses related to the consolidation of Nanox.AI and USARAD with the Company, and the acquisition of the assets of MDWEB, an increase in our research and development expenses and an increase in our general and administrative expenses, which was mitigated by a decrease in our sales and marketing expenses.

Research and development expenses for the three months ended March 31, 2022 were $6.8 million, as compared to $2.7 million for the three months ended March 31, 2021. The increase of $4.1 million was mainly due to the consolidation of Nanox.AI with the Company and the balance due to the development of the multi-source Nanox.ARC and the Nanox.CLOUD, including increased R&D headcount, costs related to the ongoing regulatory approval process and share-based compensation.

Sales and marketing expenses for the three months ended March 31, 2022 were $1.1 million, as compared to $1.7 million for the three months ended March 31, 2021. The decrease of $0.6 million was mainly due to a decrease of approximately of $0.3 million in share-based compensation.

General and administrative expenses for the three months ended March 31, 2022 were $11.3 million, as compared to $8.2 million for the three months ended March 31, 2021. The increase of $3.1 million was mainly due to the consolidation of Nanox.AI and USARAD with the Company and the acquisition of the assets of MDWEB, an increase in the Company’s head count in connection with the expansion of the Company’s management team and the overall organization infrastructure, an increase in the Company’s legal fees due to the SEC inquiry and class-action litigation as described in the Company’s Form 20-F for the year ended December 31, 2021 filed on May 2, 2022.

Other expenses for the three months ended March 31, 2022 were $0.8 million, as compared to none for the three months ended March 31, 2021. The increase was mainly due to the relocation of the Company’s fabrication facility in Korea to its permanent location and change in the Company’s contingent earnout liability.

Non-GAAP net loss applicable to ordinary shares for the three months ended March 31, 2022 was $12.0 million, as compared to $7.1 million for the three months ended March 31, 2021, primarily due to expenses resulting from the consolidation of Nanox.AI and USARAD with the Company and the acquisition of the assets of MDWEB, and an increase in the Company’s research and development expenses and its general and administrative expenses. Non-GAAP cost of revenue for the three months ended March 31, 2022 was $1.1 million, as compared to none for the three months ended March 31, 2021. Non-GAAP research and development expenses for the three months ended March 31, 2022 were $5.3 million, as compared to $2.1 million for the three months ended March 31, 2021. Non-GAAP sales and marketing expenses for the three months ended March 31, 2022 were $0.8 million, as compared to $1.2 million for the three months ended March 31, 2021. Non-GAAP general and administrative expenses for the three months ended March 31, 2022 were $6.1 million, as compared to $3.7 million for the three months ended March 31, 2021.

A reconciliation between GAAP and non-GAAP financial measures for the three-month periods ended March 31, 2022 and 2021 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, secondary offering expenses and legal fees in connection with class-action litigation and the SEC inquiry.

Liquidity and Capital Resources

As of March 31, 2022, the Company had $73.7 million of cash, cash equivalents and short-term marketable securities and $65.7 million of long-term marketable securities. As of March 31, 2022, the Company had total current assets of $78.1 million and total current liabilities of $51.0 million creating a working capital of $27.1 million.

As of December 31, 2021, the Company had $88.7 million of cash, cash equivalents and short-term marketable securities and $67.8 million of long-term marketable securities. As of December 31, 2021, the Company had total current assets of $94.9 million and total current liabilities of $52.8 million creating a working capital of $42.1 million.

The decrease in the Company’s cash and cash equivalents of $11.7 million and decrease in its short-term marketable securities of $3.3 million were primarily due to negative cash flow from operations of $11.5 million and cash used in investing activities of $4.8 million during the three months ended March 31, 2022.

During the first quarter of 2022, the Company issued 192,927 ordinary shares due to the exercise of warrants and 6,746 ordinary shares due to the exercise of options. The Company also issued 89,286 ordinary shares to the former shareholders of Nanox AI due to the achievement of a milestone. The Company generated approximately $0.4 million in gross proceeds from the exercise of options and warrants.

Other Assets

The Company ended the period with property and equipment, net of $41.1 million. The increase of $3.7 million as of March 31, 2022, from December 31, 2021 is mainly attributed to the completion of the construction of the Company’s fabrication facility in South Korea.

As of March 31, 2022, the Company had intangible assets of $157.5 million as compared to $160.1 million as of December 31, 2021. The decrease is attributable to the amortization for the periodic amortization of intangible assets.

Net cash used in operating activities during the three months ended March 31, 2022 was approximately $11.5 million compared with $4.4 million during the three months ended March 31, 2021.

As of March 31, 2022, the Company had approximately 52.1 million shares outstanding as compared to 51.8 million shares outstanding as of December 31, 2021. The increase was mainly due to an exercise of 192,927 warrants and issuance of 89,286 shares to the former shareholders of Nanox AI due to the achievement of a milestone.

Other matters

On May 16, 2022, the Company’s Board of Directors (the “Board”) has approved the appointment to the Board of Ms. So Young Shin who was nominated for this position by SK Square Co. Ltd (“SKTQ”) under the Investor Rights Agreement between the Company and SKTQ. SKTQ is an entity that was spun off from SK Telecom (“SKT”) in November 2021. The appointment is until the 2023 annual shareholders meeting of the Company. Ms. Shin has served as the CEO of SK Square Americas Inc. (formerly, SK Telecom TMT Investment Corp, the US investment arm of SKSQ) since   January 2020 and among other investments led the investment of SKT in the Company. Prior to that, Ms. Shin held various managerial positions in SKT for over 15 years. Ms. Shin has an MBA degree from Oxford University UK and MA degree (Economics) from Seoul National University Korea. The Board has determined that Ms. Shin qualifies as an independent director under NASDAQ rules.

Conference call and webcast details

Thursday, May 19, 2022 @ 8:30am ET

Investor US/Canada toll-free dial-in: (877) 550-3765

Investor US/Canada International dial-in: (409) 937-8962

Conference ID: 8476729

Webcast link: https://edge.media-server.com/mmc/p/7ueeg2mh

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. The vision of Nanox is to increase the early detection of medical conditions that are discoverable by medical image technologies based on X-rays, which we believe is key to increasing early prevention and treatment, improving health outcomes, and, ultimately, saving lives. We are developing a holistic imaging solution, which includes the Nanox System, comprised of the Nanox.ARC using our novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.Arc, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.Arc and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses adjusts (as applicable) for amortization of intangible assets, stock-based compensation expenses, secondary offering expenses and legal fees in connection with class-action litigation and the SEC inquiry. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	March 31, 2022	December 31, 2021
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	54,924	66,645
Marketable Securities - short term	18,760	22,066
Accounts receivables net of allowance for credit losses of $135 and $137 thousand as of March 31, 2022 and December 31, 2021, respectively.	1,090	1,051
Prepaid expenses	2,076	3,129
Other current assets	1,267	1,966
TOTAL CURRENT ASSETS	78,117	94,857

NON-CURRENT ASSETS:
Restricted cash	124	127
Property and equipment, net	41,185	37,435
Operating lease right-of-use asset	1,812	1,725
Marketable Securities - long term	65,660	67,845
Intangible Assets	99,174	101,826
Goodwill	58,298	58,298
Other non-current assets	2,835	1,057
TOTAL NON-CURRENT ASSETS	269,088	268,313
TOTAL ASSETS	347,205	363,170

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,714	3,134
Accrued expenses	2,435	3,611
Loan from a Government Agency	145	145
Deferred revenue	283	247
Contingent short term earnout liability	40,678	42,471
Current maturities of operating leases	952	881
Other current liabilities	2,842	2,262
TOTAL CURRENT LIABILITIES	51,049	52,751

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	951	950
Long term loan	3,717	3,796
Non-current deferred revenue	355	415
Contingent long-term earnout liability	7,028	5,814
Deferred tax liability	6,885	7,063
Other long-term liabilities	222	233
TOTAL NON-CURRENT LIABILITIES	19,158	18,271
TOTAL LIABILITIES	70,207	71,022

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share,100,000,000 authorized at March 31, 2022 and December 31 2021, 52,080,400 and 51,791,441 issued and outstanding at March 31, 2022 and December 31 2021, respectively	150	149
Additional paid-in capital	446,696	438,820
Accumulated other comprehensive deficit	(1,968)	(607)
Accumulated deficit	(167,880)	(146,214)
TOTAL SHAREHOLDERS’ EQUITY	276,998	292,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	347,205	363,170

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands except share and per share data)

	Three Months Ended March 31,
	2022	2021
REVENUE	1,808	-

COST OF REVENUE	3,727	-

GROSS LOSS	(1,919)	-

OPERATING EXPENSES:
Research and development	6,830	2,709
Marketing	1,106	1,748
General and administrative	11,289	8,194
Other expenses	798	-
TOTAL OPERATING EXPENSES	20,023	12,651
OPERATING LOSS	(21,942)	(12,651)

FINANCIAL INCOME (EXPENSES), net	126	(66)
OPERATING LOSS BEFORE INCOME TAXES	(21,816)	(12,717)

INCOME TAX BENEFIT	150	-
NET LOSS	(21,666)	(12,717)

BASIC AND DILUTED LOSS PER SHARE	(0.41)	(0.27)
Weighted average number of basic and diluted shares of common stock outstanding (in thousands)	52,124	46,839
Comprehensive Loss:
Net Loss	(21,666)	(12,717)
Other comprehensive loss:

Unrealized loss from available- for-sale securities	(1,361)	-
Total comprehensive loss	(23,027)	(12,717)

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	6,746	*	17	-	-	17
Other comprehensive loss	-	-	-	(1,361)	-	(1,361)
Issuance of ordinary shares upon achievement of a milestone	89,286	*	953	-	-	953
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Share-based compensation	-	-	6,537	-	-	6,537
Net loss for the period	-	-	-	-	(21,666)	(21,666)
BALANCE AT MARCH 31, 2022	52,080,400	150	446,696	(1,968)	(167,880)	276,998

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2021	46,100,173	131	315,031	-	(84,416)	230,746
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	889,953	2	2,548	-	-	2,550
Issuance of ordinary shares upon exercise of warrants	604,905	2	58	-	-	60
Share-based compensation	-	-	4,639	-		4,639
Net loss for the period	-	-	-	-	(12,717)	(12,717)
BALANCE AT MARCH 31, 2021	47,595,031	135	322,276	-	(97,133)	225,278

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(21,666)	(12,717)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	6,537	4,639
Amortization of intangible assets	2,653	-
Interest income due to a long-term loan	(80)	-
Depreciation	206	109
Deferred income taxes	(178)	-
Amortization of premium on marketable securities, net	(103)	-
Impairment of property and equipment	28	-
Changes in Operating Assets and Liabilities:
Accounts receivable	(39)	-
Prepaid expenses and other current assets	1,752	3,767
Other non-current assets	(768)	(250)
Accounts payable	411	(16)
Operating lease assets and liabilities	(15)	(50)
Accrued expenses and other liabilities	(596)	74
Change in contingent earnout liability	374	-
Deferred Revenue	(24)	-
Other long-term liabilities	(11)	65
Net cash used in operating activities	(11,519)	(4,379)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,815)	(5,693)
Investment in equity securities	(1,010)	-
Net cash used in investing activities	(4,825)	(5,693)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	2,190
Proceeds from issuance of ordinary shares upon exercise of warrants	370	58
Proceeds from Issuance of ordinary shares upon exercise of options	17	-
Proceeds from the sale of marketable securities	4,233	-
Refund of Tax withheld due to exercise of options by employees	-	13,637
Net cash provided by financing activities	4,620	15,885
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(11,724)	5,813
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	66,772	213,784
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	55,048	219,597
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Purchase of property and equipment, not yet paid	169	35
Operating Lease Liabilities arising from obtaining operating right-of use assets	-	273
Ordinary shares issued due to exercise of warrants	-	2
Ordinary shares issued due to achievement of milestone	953	-
Ordinary shares issued due to exercise of options	-	360

UNAUDITED RECONCILATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company uses non-GAAP net income attributable to ordinary shareholders. Non-GAAP net income attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding amortization of intangible assets, share-based compensation expenses, legal fees with connection to class-actions litigation and SEC matter and secondary offering expenses. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items adds clarity to the constituent parts of its performance. The Company reviews this non-GAAP financial measure together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance.

	Three Months Ended March 31,
	2022	2021

GAAP net loss attributable to ordinary shares	21,666	12,717
Non-GAAP adjustments:
Add: Class-actions litigation and SEC matter	517	43
Add: Amortization of intangible assets	2,653	-
Add: Secondary offering expenses	-	981
Add: Share-based compensation	6,537	4,639
Non-GAAP net loss attributable to ordinary shares	11,959	7,054
BASIC AND DILUTED LOSS PER SHARE	0.23	0.15
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	52,124	46,839

Reconciliation of GAAP cost of revenue to non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	3,727	-
Non-GAAP adjustments:
Amortization of intangible assets	2,556
Share-based compensation	35	-
Non-GAAP cost of revenue	1,136	-

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	6,830	2,709
Non-GAAP adjustments:
Share-based compensation	1,549	630
Non-GAAP research and development expenses	5,281	2,079

Reconciliation of GAAP marketing expenses to Non-GAAP marketing expenses (U.S. dollars in thousands)

GAAP marketing expenses	1,106	1,748
Non-GAAP adjustments:
Amortization of intangible assets	97	-
Share-based compensation	254	587

Non-GAAP marketing expenses	755	1,161

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	11,289	8,194
Non-GAAP adjustments:
Class-actions litigation and SEC matter	517	43
Secondary offering expenses	-	981
Share-based compensation	4,699	3,422

Non-GAAP general and administrative expenses	6,073	3,748